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                                     FORM 4


                             VIRGINIA FRESE PALMER
                             TECHNITROL, INC. (TNL)
                                 December, 1998

(1) Shares held in the "Palmer Family Trust -- Survivor's Share." Virginia Frese Palmer is a settlor and co-trustee of this trust. She also has the power to revoke this trust and is a beneficiary during her lifetime. She is the beneficial owner of these shares.

(2) Shares held in the "Palmer Family Trust -- Residuary Trust Share." Virginia Frese Palmer is a co-trustee of this trust and an income beneficiary during her lifetime. She is deemed to be the beneficial owner of these shares.

(3) Accounting adjustment to fully fund Survivor's Share Trust based on final valuations in Federal Estate Tax Return (Form 706) filed by the Estate of Gordon Palmer, Jr. (who died on March 30, 1997) and accepted by the Internal Revenue Service in Federal Estate Tax Closing Letter issued to the Estate.















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FORM 4                                              Expires:  September 30, 1998
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                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)

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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
    Palmer,      Virginia           Frese         Technitrol, Inc. (TNL)                           to Issuer (Check all applicable)
---------------------------------------------------------------------------------------------        Director      X  10% Owner
  (Last)          (First)          (Middle)   3. IRS or Social Security  4. Statement for        ---              ---
                                                  Number of Reporting        Month/Year              Officer (give    Other (Specify
                                                  Person (Voluntary)                             ---        title ---        below)
7147 Sabino Vista Circle                                                     December, 1998                 below)
---------------------------------------------     ###-##-####             ----------------------------------------------------------
                 (Street)                                                 5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of                 (Check Applicable Line)
                                                                             Original
                                                                             (Month/Year)             Form Filed by One Reporting
                                                                                                  X   Person
                                                                                                 ---
                                                                                                      Form filed by More than One
                                                                                                      Reporting Person
Tucson               AZ              85750                                                       ---
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     12/23/98   J            11,212    A         (3)           1,755,092            I             (1)
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Common Stock                     12/23/98   J            11,212    D         (3)             185,008            I             (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                     SEC 1474 (7-96)
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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses: See attached sheet.

**Intentional misstatements or omissions of facts constitute Federal          /s/ Virginia Frese Palmer          January 7, 1999
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              -------------------------------    ---------------
                                                                              **Signature of Reporting Person         Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (7-96)


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